UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: July 10, 2007                        /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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July 10, 2007                                  TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M

     CENTRASIA ANNOUNCES CLOSING IN ESCROW OF $12,600,000 PRIVATE PLACEMENT

             Not for distribution to United States newswire services
                   or for dissemination in the United States.

VANCOUVER, B.C., JULY 10, 2007 -- Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce that it has completed its previously announced private placement of 10,500,000 subscription receipts (the "Subscription Receipts") at a price of Cdn $1.20 per Subscription Receipt for aggregate gross proceeds of Cdn $12,600,000, which includes the full exercise of the agents' option (see June 19, 2007 news release). The gross proceeds have been deposited into escrow with Computershare Trust Company of Canada as escrow agent pending the completion of the previously announced acquisition of a Nickel-Copper Sulphide Deposit and two other exploration properties in Russia by the Company (see May 14, 2007 news release), which remains subject to various conditions including the satisfaction of all due diligence in connection with the acquisition and receipt of all required approvals, including but not limited to the approval of the TSX Venture Exchange.

The Subscription Receipts were sold on a private placement basis by a syndicate of agents led by Canaccord Capital Corporation and including Salman Partners Inc.

Each Subscription Receipt shall be deemed to be exchanged upon the earlier of the Escrow Release Time and the Final Escrow Deadline (see June 19, 2007 news release), without payment of any additional consideration and without any further action on the part of the holders, for one (1) common share of the Company and one half of one whole common share purchase warrant. Each whole Warrant will be exercisable to acquire one common share at a price of $1.70 for a period of 36 months from today's closing date.

At the Escrow Release Time the Company will pay to the Agents a cash commission equal to 7.5% of the aggregate amount of the released Escrowed Funds. The Company has issued subscription receipts to the Agents which will at the Escrow Release Time automatically convert into 840,000 warrants (the "Broker Warrants"), each Broker Warrant entitling the holder to acquire one (1) common share of the Company at $1.50 at any time and from time to time on or before the date which is 24 months after the release from Escrow. The Company has also issued a subscription receipt to Canaccord that will at the Escrow Release Time automatically convert into a Corporate Finance Fee payable in Units.

The Subscription Receipts were sold both within and outside of Canada, including in the United States on a private placement basis pursuant to exemptions from the requirements of the United States Securities Act of 1933, as amended. The Subscription Receipts, and the common shares and warrants underlying the Subscription Receipts, are subject to a four month and one day hold period in Canada.

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States. The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered of sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
_________________________________
Douglas Turnbull
President & C.E.O.

        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.